NASDAQ Listing Commemoration Global Strategy Press Conference

SYLA Technologies Co., Ltd.

April 18, 2023

Forward-Looking Statements

This presentation contains forward-looking statements. All statements other than statements of historical facts included in this presentation are forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors, risks and uncertainties are discussed in the Company's filings with the Securities and Exchange Commission. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown uncertainties and other factors which are, in some cases, beyond the Company's control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company's current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

March 31, 2023

NASDAQ Capital Market IPO

Listing by founder
First in Japan and U.S.

Listing of real estate company
First in Japan



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SYT
NasdaqListed
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SYLA
Technologies
Nasdaq
SYT
NasdaqListed

SYLA Technologies

About Us

Trade name	SYLA Technologies Co., Ltd.
Location	7F Ebisu Prime Square, 1-1-39 Hiroo, Shibuya-ku, Tokyo
Representative	Hiroyuki Sugimoto Chief Executive Officer (CEO), Co-President and Director
Capital stock	1,062,396,709 yen (8,060,062USD, 1USD=131.81JPY)
Listed Stock exchange	NASDAQ Capital Market
Business	Prop tech business, centered on the "Rimawari-kun" asset management platform, and development of "Rimawari-kun AI"

Management Philosophy

1. MISSION	Enriching the 100-year life era with technology and asset management
2. VISION	Love and technology enduring beyond the century
3. TARGET	Real estate asset management through the platform to solve social problems

SYLA Technologies

Table of Contents

FINANCIAL RESULTS

For the Fiscal Year Ended December 31, 2022

SYLA Group Business Structure

利回りくん

Rimawari-kun (Crowdfunding business)

利回りくん × マンション経営

Rimawari-kun Apartment Management (Sales of investment apartment)

利回りくん × プロ

Rimawari-kun Pro (Sales and brokerage of whole residence and building)

利回りくん × ソーラー

Rimawari-kun Solar (Sales of solar power plant)

\+

Asset Management Business

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Business Growth through Platform Expansion (Consolidated)

(Unit: Million USD: 1USD=131.81JPY)

Net Revenues



180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
99.7
126.4
167.3
FY2020
4Q Total
FY2021
4Q Total
FY2022
4Q Total

Gross Profit



30.0
25.0
20.0
15.0
10.0
5.0
0.0
21.4
23.9
27.3
FY2020
4Q Total
FY2021
4Q Total
FY2022
4Q Total

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Group Sales Trend (Consolidated)


(Unit: Thousand USD: 1USD=131.81JPY)
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
2,550
29,952
38,580
55,014
59,574
70,497
48,806
77,946
82,297
83,890
99,690
126,435
167,330
2011
2012
2013
2014
2015
2016
2016
*December
2017
2018
2019
2020
2021
2022

Financial statements in or before fiscal year 2019 have not been audited by an independent auditing firm.

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Condensed Income Statement (Consolidated)

(Unit: Thousand USD: 1USD=131.81JPY)

	FY 2021	FY 2022	Variance
Net Revenues	126,435	167,330	32.34%
Cost of revenues	102,544	139,989	36.52%
Gross profit	23,891	27,341	14.44%
Gross profit margin	21.42%	18.90%	—
Selling, general and administrative expenses	18,714	*21,433	14.53%
Income from operations	5,177	5,908	14.12%
Net income attributable to SYLA Technologies Co., Ltd.	2,105	2,996	42.33%

* $2,810 thousand in legal and professional expenses including the costs for IPO to NASDAQ

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

SYLA Technologies

Condensed Balance Sheet (Consolidated)

(Unit: Thousand USD: 1USD=131.81JPY)

	FY 2021	FY 2022	Variance (2021 vs 2022)
Current assets	67,854	108,489	59.89%
Cash and deposits*	22,024	21,785	-1.09%
Inventories	38,552	79,791	106.97%
Non-current assets	94,986	117,540	23.74%
Property, plant and equipment	63,384	80,362	26.79%
Intangible assets	484	1,475	204.75%
Goodwill	3,170	5,521	74.16%
Total assets	162,840	226,030	38.80%
Current liabilities	31,472	38,938	23.72%
Short-term debt**	17,296	14,070	-18.65%
Non-current liabilities	89,017	137,272	54.21%
Long-term debt***	69,278	117,312	69.34%
Equity	42,351	49,819	17.63%
Capital stock	1,176	1,226	4.25%
Capital surplus	20,558	22,667	10.26%
Retained earnings	18,086	20,992	16.07%

* Cash and deposits includes cash and cash equivalents and restricted cash and Term deposits

** Short-term debt includes current portion of long-term loans and long-term bonds

*** Long-term debt includes long-term loans and long-term bonds

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Asset Management Business: Number of Units Managed / Net Revenues



Units managed
Unit: Million USD, 1USD=131.81JPY
3,300
3,200
3,100
3,000
2,900
2,800
2,700
2,600
2,500
Number of units managed
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Net revenues
9.39
10.12
13.21
2,788
2,854
3,193
FY2020
FY2021
FY2022
Number of units managed
Net revenues (Asset Management Business)

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

BUSINESS

Overview

Global Real Estate Crowdfunding Companies

	Number of registered members
FUNDRISE	387k*
REALTY MOGUL	274k*
SYLA Technologies	252k

*based on our research
https://fortune.com/2022/07/09/rental-property-homes-recession-proof-investment-fundrise-ben-miller/
https://www.goodfinancialcents.com/best-fundrise-alternatives/#2-realtymogul

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Growth Potential of the Real Estate Crowdfunding Market

(Unit: 100 million USD: 1USD=132.53JPY)


113.18
3.83
1.75
0.10
0.41
0.70
FY2018
FY2019
FY2020
FY2021
FY2022
FY2026

The real estate investment crowdfunding market is expected to grow at a high rate globally

*GrowShip Partners Co.,Ltd. Website

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

"Rimawari-kun" – a Platform for "Supportive" Real Estate Crowdfunding


Exhibiting real estate projects
Making "supportive" investment
SYLA
(Planner & Administrator)
Financing through real estate
Call for/invite investors
No.1 share of domestic real estate crowdfunding market in terms of members
利回りくん
Social contribution
Regional development
Support for someone's dream through real estate
Supporter
(Investor)
Social contribution
Regional development
Support for someone's dream through real estate
Rent from residents
Dividend

Rimawari-kun is a real estate fundraising platform is a real estate-based financing platform with the No. 1 membership in Japan (255,000 members), enabling realization of financing for businesses with the concept of "social contribution, regional development, and "supportive" investment in someone's dreams." Investors can complete all transactions online. Investment can be made from as low as 75.5 USD per investment unit. (1USD=132.53JPY)

Features of the "Rimawari-kun" Asset Management Platform

01

Unique Marketing

- AI-based marketing by tier of financial asset holdings
- Crowdfunding for the masses, "Rimawari-kun" Pro for corporations and high net worth individuals

02

Linkage with Rakuten Points

- Reach 100 million people by linking with Rakuten Points
- Exclusive marketing collaboration in the real estate industry

03

Focused Content

- Developing products that resonate with investors, such as support funds
- Disseminating attractive content such as social contribution, regional development, and experiential UX

SYLA Technologies

Case Study 1: Taiki Town Rocket Factory Fund

01 Rocket Venture, a project funded by Takafumi Horie Interstellar Technologies, Inc. project

(1USD=132.53JPY)

- Support groundbreaking space exploration through real estate investment
- Funds totaling approx. 6.3 million USD raised in a total of approximately 14 days
- ROI = 5.71%



SPECIAL SUPPORTER

INTERSTELLAR TECHNOLOGIES

Takafumi Horie

Japanese businessman, author, investor and TV personality. Founder of Interstellar Technologies Inc. Takafumi has been involved in a wide range of activities including space-related businesses, authoring, and producing popular apps.



Phase 1
Welding and assembly shop



Part 2
Structural Test Building



Part 3
Fuel Test Building

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment.. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Case Study 2: INUNEKO Hills Animal Safety Fund

02 Project to support and invest in Yusaku Maezawa's dreams and challenges

(1USD=132.53JPY)

- Investment to support Yusaku Maezawa's initiative to save domestic pets.
- Contribute to society by supporting activities to shelter stray or left-behind dogs and cats.



SPECIAL SUPPORTER

Yusaku Maezawa

Founder of the ZOZO Corporation, 7.5 billion USD market cap company in 2018, Yusaku became the first Japanese private citizen to travel to and stay on the International Space Station. In 2023 he plans to be the first private citizen to orbit the moon aboard the Starship, a large rocket being developed by SpaceX-Elon Musk.



Special Supporter
Yusaku Maezawa
Silent Partners
Project Value 1.25m USD
(Subscribed Value 1.17m USD)
Supporting Investors
Preferred Investors
Investment in support
Dividend 3.67% p.a.
Fund Operator
Subordinate capital participation
SYLA
Exit by sales of realty under management and profit sharing
Upon delivering 4% dividend p.a. to investors
Purchase of Target Realty
Donation 754.5 USD p.a.
Rent Contract
Rent Fee
Target Realty
INUNEKO HILLS
General incorporated Association:
Dog and Cat Welfare Foundation
SYLA Technologies
Rent Fee
Rent Contract
Tenants
Caring abandoned dogs and cats

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment.. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Business Environment Surrounding Asset Management Platforms

(1USD=132.53JPY)

01

$15.1 trillion USD in personal financial assets, of which 54.2% are cash and deposits

- Heightened interest in Asset Management because of inflation
- Deregulation in government policies support shift from saving to investing

02

Government debt 2.5 times Gross Domestic Product in Japan

- Increased tax burden due to higher social security costs
- Pension reductions make personal asset formation a MUST

03

The real estate industry has 0 online transactions

- With the law change in 2022, an increase in the percentage of online real estate transactions is expected
- Real estate IDs are expected to increase transparency of information

Online Real Estate Transactions Expected to Increase

Percentage of Online Transactions in each Industry


Banks
Percentage of internet banking utilization
66.0%


Securities
Percentage of online transactions
50.2%

*Online reservation ratios for beauty, travel, food and beverage, etc. exceed 40%.

Online Transaction Ratio in the Real Estate Industry


Real Estate
Percentage of online transactions
0%

**The percentage of online transactions is expected to increase as the law was amended on May 16, 2022, to allow online transactions.

**MyBoscom's "Survey on Internet Banking" (2021)
The Japan Securities Dealers Association's "National Survey on Securities Investment (Summary of Survey Results)" (2021)
**Website of Japanese Ministry of Land, Infrastructure, Transportation and Tourism (April 27th, 2022)

Past performance is not indicative of future results. There is no guarantee that any specific objective will be achieved. Investments may be illiquid, highly speculative and there is risk of the total loss of your investment.. Please see "Forward-Looking Statements" and the Company's filings with the Securities and Exchange Commission.

Establishment of Investment Business Division

GA TECHNOLOGIES
tsukuruba inc.
Dualtap
FANTAS technology

GARNET
Nexus Agent
TAPP
unito
TRUSTY PARTNERS

STAR MOVING スター引越センター
Color & Decor
EsTRUTH
syns
YOKOHAMA .STYLE

ACTICE ASSET MANAGEMENT.CO.,LTD
Taberu Taberu Technologies Inc.
SPACE AGENT

*Trademarks are owned by the respective companies.

SYLA Technologies

Five Pillars of Our Global Strategy

SYLA Technologies

01 Introduction of Rakuten ID Connect Option

Rakuten

利回りくん

*Use of Rakuten ID is based on customer consent.

- Customers can register as a member of Rimawari-kun using their Rakuten ID
- Significantly reduces entry work at registration
- Such usability improvements accelerate Rimawari-kun member acquisition

SYLA Technologies

02 Release of Rimawari-kun App

Just hold your phone over your Individual Number Card



Pi

- Registration
- **Identity confirmation**
- Start of investment

Minimum of 1 minute

from registration to investment

The screenshot is for reference only.

Scheduled to be released in Mid-June 2023



ファンド詳細
概要
物件/エリア情報
投資スキーム
大樹町ロケットファンド第3号
インカム型
運用中
先着順
募集金額
227,400,000 円
現在申込金額
207,370,000 円
応募金額 227,400,000 円 (91%)
募集方式
先着順
募集残り時間
1日3時間43分
予定利回り (年利)
5.5%
分配時期
6ヶ月に1度
運用期間
10年

03 Conversion from Rakuten Points to Rimawari-kun Points


POINT
(Regular points)
1 Point = 1 Point
Rimawari-kun Point
cash
+
investors
Rimawari-kun Points
funds

*Exchanges can be made in increments of 1,000 points.

Utilizing Rimawari-kun Points allows for better returns

SYLA Technologies

04 GRCF Initiative (Government Real Estate Crowdfunding)

National/local government

Advantages

Released from needing to manage idle assets
Reduced fiscal burden

PR/City Promotion

Offering Benefits of more than just financial return on investment

Investment

Deduction of 20% of investment

Helping public finances
Social contribution

Growing Interest in investing

Supporting investors

Advantages

Dividends/Returns

SYLA Technologies

04 GRCF Initiative (Government Real Estate Crowdfunding)

Negative Spiral

Continued deficit

If operation continues, deficit of 0.8 million USD per year continues.

Reconstruction costs

7.5 million USD for reconstruction
Residents moving out
Business period of about 3 years

Maintenance Repair expense

An additional 2.3 million USD of cost incurred for maintenance and repair

- Know-how of private operators
- Use of reconstruction subsidies
- Utilization of rent subsidies

Solving problems through collaboration

Rehabilitation of "non-performing" assets

(1USD=132.53JPY)

SYLA Technologies

05 Research on Childcare Support Housing through Industry-Government-Academia Collaboration


National/local government
Educational institution
Proactive approach to childcare support housing through industry-government-academia collaboration
SYLA Technologies

Started collaborative research from April 10th

岡山大学
OKAYAMA UNIVERSITY

×

SYLA Technologies

Listing Commemoration Campaign

The first 200 customers who subscribe to Rakuten Mobile will receive 5,000 points!


SYLA 上場記念!
Technologies
利回りくん × 楽天モバイル!
利用者限定キャンペーン

Democratizing real estate investment around the world

Toward a globally recognized company

SYLA Technologies